Exhibit 99.2

Zug, 21 April 2026

To the Shareholders of Oculis Holding AG, in Zug, SWITZERLAND

Invitation to the

2026 Annual General Meeting of Shareholders

Dear Shareholders,

On behalf of Oculis Holding AG ("Oculis"), we are pleased to invite you to our third annual general meeting as a public company, to be held on 13 May 2026, at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, at 6:00 a.m. EDT / 10:00 a.m. GMT / 12:00 p.m. CEST (the "2026 Annual General Meeting").

2025 was a transformational year for Oculis. The milestones achieved, thanks to your sustained support, have positioned Oculis to unlock substantial value in 2026 and beyond by maintaining rigorous and disciplined execution of our plans and expanding our strategic footprint in neuro-ophthalmology, an area of high unmet medical need.

We entered 2025 with strong momentum, and our three core clinical programs—OCS-01 for diabetic macular edema, Licaminlimab (OCS-02) for dry eye disease, and Privosegtor (OCS-05) for optic neuritis and beyond—have advanced meaningfully. Taken together, these programs have the potential to redefine how a range of serious ocular and neuro-ophthalmic conditions are treated.

2025 featured significant clinical progress across Oculis late-stage portfolio

OCS-01: Advancing Toward the Potential First Eye Drop Treatment for Diabetic Macular Edema

Our lead program, OCS-01, continues to progress on schedule, and we are pleased to report that enrollment in both trials, DIAMOND-1 and -2, has been completed with over 800 patients randomized across 119 clinical centers globally. This achievement reflects strong support from the medical community and patients for a potential non-invasive topical alternative to the current standard of care. Currently, in the U.S., for example, only a small portion of the 1.8 million people diagnosed with the disease are successfully treated, and we estimate that a staggering ~1 million DME patients are either untreated with mild to moderate vision impairments or are inadequately responding to the current standard of care. OCS-01 is strategically designed to capture this 'lost' majority by providing a non-invasive, topical eye drop for those requiring early intervention and a versatile option for patients who do not respond to existing injections. The topline results from both DIAMOND Phase 3 trials are expected in June 2026, with a subsequent New Drug Application (NDA) submission to the U.S. Food and Drug Administration (FDA) planned for Q4 2026 following a positive readout.

Licaminlimab (OCS-02): Advancing Precision Medicine in Dry Eye Disease

Licaminlimab, a potentially first-in-class anti-TNFα eye drop, is poised to pioneer a new genotype-based development paradigm in ophthalmology. The Licaminlimab Phase 2b RELIEF study demonstrated a greater treatment effect in patients carrying a specific TNFR1 genotype. This profound improvement was observed in two consecutive Phase 2 trials, one in symptoms and one

Invitation to the 2026 Annual General Meeting of Shareholders, Oculis Holding AG

in signs of DED, showing a five to seven-fold greater response in patients with this specific genotype. In the U.S. alone, approximately 10 million patients suffer from moderate to severe DED. Current disease management relies on trial-and-error, and only 13% of patients experience sustained relief, leading to 85-90% discontinuation rate within the first 6 months, underscoring the strong need for a targeted, effective treatment approach. Licaminlimab has the potential to transform the current treatment paradigm by providing a precision medicine approach with efficacy, rapid onset of action, and a comfort level comparable to artificial tears. In 2025, following a successful FDA alignment meeting, we initiated the registrational PREDICT-1 trial in DED, with topline results anticipated around late 2026.

Privosegtor (OCS-05): Pioneering a New Era of Neuroprotection

The most notable development of 2025 has been the rapid acceleration of Privosegtor, our novel neuroprotective candidate. Following the positive topline readout from the Phase 2 ACUITY trial in optic neuritis (ON) announced earlier this year, we have moved decisively to expand and advance the program. The ACUITY data demonstrated clinically meaningful improvement in low-contrast visual acuity, together with objective evidence of anatomical neuroprotection—including preservation of retinal ganglion cells and axons, as well as significantly reduced levels of neurofilament light chain, a well-established biomarker of neuro-axonal damage associated with conditions such as multiple sclerosis. These results are consistent with a mechanism of action that could have broad relevance across multiple neuro-axonal diseases.

The robust ACUITY trial outcome and our regulatory discussions led to the FDA granting Privosegtor Breakthrough Therapy designation for the treatment of optic neuritis and the launch of the PIONEER registrational program in optic neuropathies, indications with a high unmet medical need and no approved neuroprotective treatments, collectively representing an estimated U.S. market opportunity of over $7 billion for Privosegtor.

The concurrent execution of the PIONEER trials in optic neuropathies is designed to generate operational synergies, improve cost efficiency, and accelerate Privosegtor's overall development timeline. Privosegtor has received Orphan Drug designation from both the FDA and the European Medicines Agency for ON, which we believe underscores the significance of this program. We are also evaluating Privosegtor as a potential treatment for acute relapses in multiple sclerosis patients—a further demonstration of the breadth of this candidate's future potential.

Most recently, Privosegtor was granted PRIME (PRIority MEdicines) designation by the EMA (European Medicines Agency), a highly selective process offered by the agency to enhance support and accelerate assessment for promising therapies, and for faster patient access targeting high unmet medical needs. This reinforces the broad and strong support from regulators across the world for Privosegtor in optic neuritis.

Focus for 2026: Unlocking Value in Ophthalmology and Neuro-ophthalmology

Our financial position is strong, thanks to oversubscribed equity financings exceeding $200 million in 2025, which provides a solid foundation for developing innovative therapies and bringing them to market.

As 2025 was characterized by operational excellence and transformation, 2026 is planned as a year of landmark accomplishments, with major registrational milestones anticipated: the DIAMOND-1 and DIAMOND-2 trials readout with OCS-01 in DME anticipated in June, the PREDICT-1 trial results for Licaminlimab in DED planned around late 2026, and the initiation of the PIONEER program trials. We are pursuing substantial unmet medical need which represent estimated potential market opportunities of over $30 billion.

On behalf of the Oculis team and the board of directors, we are grateful for the continued confidence you have placed in Oculis. Our mission—to preserve and restore vision for patients

Invitation to the 2026 Annual General Meeting of Shareholders, Oculis Holding AG

around the world—remains the driving force behind everything we do, and we look forward to delivering on that mission in the year ahead.

Sincerely,

Enclosures: - Agenda

- Organizational information

Invitation to the 2026 Annual General Meeting of Shareholders, Oculis Holding AG

AGENDA ITEMS AND PROPOSALS OF THE BOARD OF DIRECTORS

1.
APPROVAL OF THE 2025 ANNUAL REPORT INCLUDING THE 2025 ANNUAL (STATUTORY) FINANCIAL STATEMENTS AND THE 2025 CONSOLIDATED FINANCIAL STATEMENTS

The Board proposes the approval of the annual report including the annual financial statements for the business year 2025 and the consolidated financial statements for the business year 2025.

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 3 and 4 of the Swiss Code of Obligations (the "CO")) and our articles of association, the general meeting of the shareholders (the "General Meeting") resolves on the approval of the statutory financial statements and the consolidated financial statements. In its reports to the General Meeting, the Company's auditors, PricewaterhouseCoopers SA, recommend without qualification the approval of the Company's annual financial statements and consolidated financial statements. The 2025 Annual Report is available for download at https://investors.oculis.com/events-presentations.

2.
ALLOCATION OF BALANCE SHEET RESULTS 2025

The Board proposes that the balance sheet loss of CHF 80,247,000 be carried forward to the new accounts.

Net loss for the business year 2025 CHF 33,670,000

Accumulated loss brought forward CHF 80,247,000

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 4 CO) and our articles of association, the General Meeting resolves on the allocation of the balance sheet results.

3.
DISCHARGE TO THE MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE COMMITTEE

The Board proposes that a full discharge be granted to all members of the Board of Directors and the Executive Committee for their activities in 2025.

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 7 CO) and our articles of association, the General Meeting resolves on the discharge to the members of the Board of Directors and the Executive Committee.

4.
ELECTION OF THE CHAIRPERSON AND THE OTHER MEMBERS OF THE BOARD OF DIRECTORS

The term of office of the Chairperson and all members of the Board of Directors expires at the end of the 2026 Annual General Meeting. The Board of Directors proposes the re-election of the current members of the Board of Directors, including the Chairperson, and the election of Gregory D. Perry, each for a term of office until the end of the 2027 Annual General Meeting.

4.1.
Re-election of Anthony Rosenberg as Member and Chairperson of the Board of Directors
4.2.
Re-election of Christina Ackermann

Invitation to the 2026 Annual General Meeting of Shareholders, Oculis Holding AG

4.3.
Re-election of Lionel Carnot
4.4.
Re-election of Arshad M. Khanani
4.5.
Re-election of Martijn Kleijwegt
4.6.
Re-election of Geraldine O'Keeffe
4.7.
Re-election of Riad Sherif
4.8.
Re-election of Robert K. Warner
4.9.
Election of Gregory D. Perry

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 2 and para. 3 no. 1 CO) and our articles of association, the General Meeting elects the Chairperson and the other members of the Board of Directors. The elections will be held on an individual basis.

Gregory D. Perry served as chief financial officer of Merus N.V. from June 2023 until January 2026, following its acquisition by Genmab in December 2025. Mr. Perry also served as audit committee chair at Merus from May 2016 to June 2023. From May 2018 until his retirement in April 2022, Mr. Perry served as the Chief Financial Officer at Finch Therapeutics Group. Mr. Perry served as the Chief Financial and Administrative Officer of Novelion Therapeutics Inc. from November 2016 to December 2017. Prior to Novelion, Mr. Perry was Chief Financial Officer of Aegerion Pharmaceuticals Inc. from July 2015 until its merger with Novelion in November 2016. He has also served as CFO of several additional biotechnology companies, and earlier in his career he held various financial leadership roles within ImmunoGen, Domantis Ltd., Transkaryotic Therapeutics, Honeywell and General Electric. Mr. Perry received a B.A. in Economics and Political Science from Amherst College.

5.
ELECTION OF THE MEMBERS OF THE COMPENSATION COMMITTEE

The Board of Directors proposes the election of Lionel Carnot, Geraldine O’Keeffe and Gregory D. Perry as members of the Compensation Committee, each until the end of the 2027 Annual General Meeting.

5.1.
Re-election of Lionel Carnot
5.2.
Election of Geraldine O’Keeffe
5.3.
Election of Gregory D. Perry

Explanation: Pursuant to Swiss law (art. 698 para. 3 no. 2 CO) and our articles of association, the General Meeting elects the members of the Compensation Committee. The elections will be held on an individual basis. The Board of Directors intends to appoint Lionel Carnot, subject to his re-election, as chairperson of the Compensation Committee.

Invitation to the 2026 Annual General Meeting of Shareholders, Oculis Holding AG

6.
RE-ELECTION OF THE AUDITORS

The Board of Directors proposes to re-elect PricewaterhouseCoopers SA, in Lausanne, Switzerland, as the Company's statutory auditors for a term of office of one year.

Explanation: Pursuant to Swiss law (art. 698 para. 2 no. 2 CO) and our articles of association, the General Meeting elects the auditors. PricewaterhouseCoopers SA confirmed its independence required for this mandate.

7.
ELECTION OF THE INDEPENDENT PROXY

The Board of Directors proposes to elect Blum & Partner AG, in Zug, Switzerland, as the Company's independent proxy until the end of the 2027 Annual General Meeting.

Explanation: Pursuant to Swiss law (art. 698 para. 3 no. 3 CO) and our articles of association, the General Meeting elects the independent proxy. Blum & Partner AG confirmed its independence required for this mandate.

8.
COMPENSATION FOR THE NON-EXECUTIVE MEMBERS OF THE BOARD OF DIRECTORS
8.1.
Vote on Total Fixed (Non-Performance-Related) Compensation for Non-Executive Members of the Board of Directors until the end of the Company's 2027 Annual General Meeting

The Board of Directors proposes the approval of a total maximum amount of fixed (non-performance-related) compensation for eight non-executive members of the Board of Directors for the period from the Company's 2026 Annual General Meeting to the Company's 2027 Annual General Meeting of USD 572,000.

8.2.
Vote on Equity or Equity Based Compensation for Non-Executive Members of the Board of Directors until the end of the Company's 2027 Annual General Meeting

The Board of Directors proposes the approval of the grant of options with share equivalent, shares or equity linked instruments for eight non-executive members of the Board of Directors for the period until the end of the Company's 2027 Annual General Meeting, with a then current maximum value of all equity or equity linked instruments of USD 2,150,000 (excluding employer social security and pension contributions).

Explanation (agenda items 8.1 and 8.2): Pursuant to Swiss law (art. 698 para. 3 no. 4 CO) and our articles of association, the General Meeting resolves on the approval of the maximum compensation of the Board of Directors broken down into fixed (non-performance related) compensation and the equity or equity-based compensation. Further information on the Company's compensation principles for the Board of Directors can be found in our articles of association and in the 2025 Compensation Report, which is available for download at https://investors.oculis.com/events-presentations.

9.
COMPENSATION FOR THE MEMBERS OF THE EXECUTIVE COMMITTEE
9.1.
Vote on Fixed (Non-Performance-Related) Compensation for Members of the Executive Committee payable in 2027

The Board of Directors proposes to approve a total maximum amount of fixed (non-performance-related) compensation for three members of the Executive Committee for the calendar year 2027 and payable in 2027 of USD 2,500,000.

Invitation to the 2026 Annual General Meeting of Shareholders, Oculis Holding AG

9.2.
Vote on Variable Compensation for Members of the Executive Committee payable in 2027

The Board of Directors proposes to approve a total maximum amount of variable compensation for three members of the Executive Committee for the calendar year 2026 and payable in 2027 of USD 1,800,000.

9.3.
Vote on Equity Based Compensation for Members of the Executive Committee for 2027

The Board of Directors proposes to approve the grant of options with share equivalent, shares or equity linked instruments for three members of the Executive Committee for grants until the end of the calendar year 2027, with a then current maximum value of all options, shares or equity linked instruments of USD 18,000,000 (excluding employer social security and pension contributions).

Explanation (agenda items 9.1, 9.2 and 9.3): Pursuant to Swiss law (art. 698 para. 3 no. 4 CO) and our articles of association, the General Meeting resolves on the approval of the maximum compensation for the Executive Committee broken down into fixed (non-performance related) compensation, variable compensation and equity-based compensation. Further information on the Company's compensation principles for the Executive Committee can be found in our articles of association and in the 2025 Compensation Report, which is available for download at https://investors.oculis.com/events-presentations.

10.
NON-BINDING ADVISORY VOTE ON THE 2025 COMPENSATION REPORT

The Board of Directors proposes the approval on a consultative basis (non-binding advisory vote) of the 2025 Compensation Report.

Explanation: Pursuant to Swiss law (art. 735 para. 3 no. 4 CO), the Board of Directors must submit the compensation report to the General Meeting for a consultative (non-binding) vote, if the shareholders vote on variable compensation on a prospective basis. The 2025 Compensation Report is available for download at https://investors.oculis.com/events-presentations.

11.
INCREASE AND AMENDMENT OF CAPITAL BAND

The Board of Directors proposes to (i) adapt the existing paragraphs 1 through 3 of article 3a (Capital Band) of the articles of association pertaining to capital band, (ii) create capital band between CHF 620'417.76 (lower limit) and CHF 930'626.64 (upper limit), (iii) authorize the Board of Directors to increase the Company's share capital up to the upper limit at any time and as often as required until 13 May 2031 by issuing a maximum of 31'020'888 registered shares with a par value of CHF 0.01 each, to be fully paid up, and (iv) amend the paragraphs 1 through 3 of article 3a of the articles of association as set out below:

Invitation to the 2026 Annual General Meeting of Shareholders, Oculis Holding AG

Article 3a Capital Band

The Company has a capital band between CHF 620'417.76 (lower limit) and CHF 930'626.64 (upper limit).

The Board of Directors is authorized to increase the share capital up to the upper limit at any time and as often as required until 13 May 2031.

The increase must be effected by issuing a maximum of 31'020'888 registered shares with a par value of CHF 0.01, to be fully paid up. After a change in par value, the new par value shall also apply within the scope of the capital band. A capital reduction is excluded.

Artikel 3a Kapitalband

Die Gesellschaft hat ein Kapitalband zwischen CHF 620'417.76 (untere Grenze) und CHF 930'626.64 (obere Grenze).

Der Verwaltungsrat ist ermächtigt, bis zum 13. Mai 2031 das Aktienkapital jederzeit und beliebig oft bis zur oberen Grenze zu erhöhen.

Die Erhöhung hat durch Ausgabe von maximal 31'020'888 vollständig zu liberierenden Namenaktien im Nennwert von CHF 0.01 zu erfolgen. Nach einer Nennwertveränderung gilt der neue Nennwert auch im

Rahmen des Kapitalbandes. Eine Kapitalherabsetzung wird ausgeschlossen.

Explanation: Pursuant to Swiss law (art. 704 para. 1 no. 5 CO), the creation of capital band requires the approval of the General Meeting with a qualified majority of at least two thirds of the represented share votes and the absolute majority of the represented shares par value. As of 31 March 2026, the Company has (i) 22'631'036 shares issuable under its capital band, after accounting for the issuance of a total of 4'635'801 shares from the capital band approved on 4 June 2025 and (ii) an issued share capital of CHF 620'417.76, after accounting for the exercise of a total of 2'872'301 option rights or other equity-linked instruments and warrants between 1 January 2025 and 31 March 2026. The Company is requesting that the number of shares issuable under the capital band be increased by 8'389'852, to ensure financial flexibility to advance development initiatives of our late-stage portfolio and position the Company for potential commercialization of OCS-01 for DME with the goal of supporting long-term shareholder value while maintaining a disciplined approach to dilution.

12.
INCREASE OF CONDITIONAL SHARE CAPITAL FOR EMPLOYEE BENEFIT PLANS

The Board of Directors proposes to (i) adapt the existing first paragraph of article 3c (Conditional Capital Increase for Employee Benefit Plans) of the articles of association pertaining to the conditional capital increase for employees and individuals of comparable positions, (ii) create conditional share capital for the same purpose in the maximum amount of CHF 126’777.00 by the issuance of 12’677’700 registered common shares of CHF 0.01 nominal value each and (iii) amend article 3c, paragraph 1 of the articles of association as set out below:

Invitation to the 2026 Annual General Meeting of Shareholders, Oculis Holding AG

Article 3c Conditional Share Capital for Employee

Benefit Plans

The share capital of the Company shall be increased by an amount not exceeding CHF 126’777.00 through the issue of a maximum of 12’677’700 registered shares, payable in full, each with a nominal value of CHF 0.01, in connection with the exercise of option rights or other equity-linked instruments granted to any employee of the Company or a subsidiary, and any consultant, members of the Board of Directors, or other person providing services to the Company or a subsidiary. The exercise of the option rights and the waiver of such right shall be made in writing on paper or in electronic form.

Artikel 3c Bedingtes Aktienkapital für

Mitarbeiterbeteiligungspläne

Das Aktienkapital kann durch die Ausgabe von höchstens 12‘677‘700 voll zu liberierenden Namenaktien im Nennwert von je CHF 0.01 um höchstens CHF 126‘777.00 durch Ausübung von Optionsrechten oder anderen eigenkapitalbasierten Instrumenten erhöht werden, welche Mitarbeitenden der Gesellschaft oder ihrer Tochtergesellschaften, Personen in vergleichbaren Positionen, Beratern, Verwaltungsratsmitgliedern oder anderen Personen, welche Dienstleistungen zu Gunsten der Gesellschaft erbringen, gewährt wurden. Die Form der Ausübung der Optionsrechte und des Verzichts auf dieses Recht erfolgt auf schriftlichem Weg auf Papier oder in elektronischer Form.

Explanation: Pursuant to Swiss law (art. 704 para. 1 no. 5 CO), the creation of conditional capital requires the approval of the General Meeting with a qualified majority of at least two thirds of the represented share votes and the absolute majority of the represented shares par value. As of 31 March 2026, the nominal amount of the Company’s conditional share capital for employee benefit plans is CHF 116'849.87, after accounting for the exercise of a total of 795'013 option rights or other equity-linked instruments between 1 January 2025 and 31 March 2026. The Company is requesting shareholders approve an increase in the size of the employee equity plan pool in line with past practice to maintain a pool size that preserves the Company’s ability to use equity compensation thoughtfully and competitively, aligning employee incentives with long-term shareholder value as the Company continues to deliver rapid development and growth through execution of its strategy.

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Invitation to the 2026 Annual General Meeting of Shareholders, Oculis Holding AG

ORGANIZATIONAL INFORMATION

1
Financial Statements

The Annual (Statutory) Financial Statements and the Financial Statements of Oculis Holding AG for the business year 2025 as well as the corresponding Auditor's reports are available for download in the "Investors & Media" section of our website at https://investors.oculis. com/events-presentations.

2
Shareholder Information Session

The Company will host an information session for all shareholders on Monday, 11 May 2026 at Hilton Reykjavík Nordica, Sudurlandsbraut 2, 108 Reykjavík, Iceland from 12:00 to 1:00 p.m. EDT / 4:00-5:00 p.m. GMT / 6:00-7:00 p.m. CEST, during which members of management will provide an overview of the 2026 Annual General Meeting proposals and answer questions from shareholders. To participate virtually, please use the following link: https://reg.lumiengage.com/oculis-agm-2026/informationsession. The webcast of the virtual information session will be available following the event by visiting our website at https://investors.oculis.com/events-presentations.

3
2026 Annual General Meeting – Invitation, Attendance and Voting

Shareholders entitled to vote at the 2026 Annual General Meeting

Shareholders registered in the Company's share register with the right to vote as per the record date of 15 April 2026 (the "Record Date", and such registered shareholders the "Holders of Record") are entitled to participate in the 2026 Annual General Meeting.

On 21 April 2026, the invitation and proxy form will be published at approximately 5:00 p.m. EDT / 9:00 p.m. GMT / 11:00 p.m. CEST. The invitation is available for download in the "Investors & Media" section of our website at https://investors.oculis.com/events-presentations. Shareholders who hold shares on Nasdaq in the US will receive a copy of the invitation and proxy form in the mail. Shareholders who hold shares on Nasdaq in Iceland will not receive a physical mailing.

Attending the 2026 Annual General Meeting in Person

Shareholders wishing to attend the 2026 Annual General Meeting in person must present proof of ownership and a valid government issued identification document at the 2026 Annual General Meeting. Shareholders holding their shares on the Record Date through their broker or bank ("Street Name Holders") who wish to attend and vote their shares in person at the 2026 Annual General Meeting must obtain a valid legal proxy from their bank or broker in accordance with their instructions to be presented along with a valid government issued identification document at the 2026 Annual General Meeting.

Shareholders attending in person must present themselves at the admission desk at least 20 minutes prior to the start of the 2026 Annual General Meeting.

Viewing the Broadcast of the 2026 Annual General Meeting

The 2026 Annual General Meeting will be broadcast for viewing only, with no option for virtual participation. To join the broadcast, please use the following link: https://meetings.lumiconnect.com/100-352-684-319.

Voting by Proxy

If you wish to vote your shares, but do not plan to attend the 2026 Annual General Meeting in person, you may instead vote by proxy. To vote by proxy, you may either:

•
grant a proxy to the current independent proxy of the Company for the 2026 Annual General

Invitation to the 2026 Annual General Meeting of Shareholders, Oculis Holding AG

Meeting, PST Legal AG, in writing or electronically as described below; or
•
grant a proxy in writing to another shareholder or other third party who must present himself or herself at the admission desk at the latest 20 minutes prior to the beginning of the 2026 Annual General Meeting. Such proxy form is available for download on our website at https://investors.oculis.com/events-presentations and the Broadridge portal. The proxyholder must present an original of the signed proxy form at the 2026 Annual General Meeting, proof of ownership and a valid government issued identification document.

Shares held on Nasdaq US – Managed by Broadridge

Shareholders holding shares trading on Nasdaq US may provide proxies through Broadridge. Written proxies to the independent proxy must be mailed to and received by Broadridge by 11:59 p.m. EDT on 11 May 2026 / 3:59 a.m. GMT on 12 May 2026 / 5:59 a.m. CEST on 12 May 2026. Proxies received after such time will not be considered. Please do not send your proxy card directly to the independent proxy. The login information for electronic instructions to the independent proxy is set forth on the proxy form. Electronic instructions must be received no later than 11:59 p.m. EDT on 11 May 2026 / 3:59 a.m. GMT on 12 May 2026 / 5:59 a.m. CEST on 12 May 2026.

Shareholders that have granted a proxy to the independent proxy, in writing or electronically, may not vote their shares at the 2026 Annual General Meeting.

Shares held on Nasdaq Iceland - Using the Lumi AGM Mobile Platform

Shareholders holding shares trading on Nasdaq Iceland may submit their voting instructions electronically via the Lumi AGM Mobile Platform provided by Lumi Global. To register for voting of your shares, please access the following link: www.lumiconnect.com/events/oculisagm2026. Shareholders holding shares trading on Nasdaq Iceland will not receive physical proxy materials and will instead receive electronic voting instructions. Please register with the Lumi AGM Mobile Platform no later than 7 May 2026 to ensure sufficient time to process your registration and submit your voting instructions. Voting instructions via the Lumi AGM Mobile Platform must be completed by 11:59 p.m. EDT on 11 May 2026 / 3:59 a.m. GMT on 12 May 2026 / 5:59 a.m. CEST on 12 May 2026. At the 2026 Annual General Meeting, the independent proxy will cast votes in accordance with the voting instructions submitted through the Lumi AGM Mobile Platform.

Shareholders using the Lumi AGM Mobile Platform may appoint a proxy holder via the Lumi AGM Mobile Platform. During registration, the proxy holder must enter their personal details, upload a valid ID, specify the relevant shareholder ID/account number(s), and upload one combined document containing all applicable powers of attorney (proxies). A proxy document is required if the shareholder ID/account number differs from the ID provided or if acting on behalf of one or more additional accounts. The proxy documentation must clearly authorize the proxy holder to submit voting instructions on behalf of the relevant shareholder(s). All proxy authorizations must be submitted as a single combined document during registration (multiple separate submissions will not be accepted), and the identity of the proxy holder must match the uploaded identification. Once the registration has been reviewed and approved, login credentials will be provided, enabling the proxy holder to submit voting instructions within the pre-voting period.

4
Registration as Holder of Record

Between 5:00 p.m. EDT / 9:00 p.m. GMT / 11:00 p.m. CEST on 15 April 2026 and 12:00 p.m. EDT / 4:00 GMT / 6:00 p.m. CEST on 13 May 2026, no new shareholder will be registered for voting purposes. Continental Stock Transfer & Trust Company will continue to register transfers of shares in the share register in its capacity as transfer agent.

5
Trading Restrictions

The registration of shareholders for voting purposes does not impact trading of shares in Oculis

Invitation to the 2026 Annual General Meeting of Shareholders, Oculis Holding AG

Holding AG held by registered shareholders before, during or after the 2026 Annual General Meeting. Shareholders selling their shares in Oculis Holding AG prior to the 2026 Annual General Meeting are excluded from voting.

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